Exhibit 99.1

Yingli Green Energy Announces Agreement to Sell Its Idle Land

Strengthening Overall Cash Flow of the Company

BAODING, China, April 23, 2015 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced that its wholly-owned subsidiary, Fine Silicon Co., Ltd. (“Fine Silicon”), has signed a definitive agreement with the Land Reserve Centre of Baoding National High-tech Industrial Development Zone (the “Reserve Centre”) for sale to the Reserve Centre land use rights to a piece of land held by Fine Silicon currently not in active use (the “Land”) and the attachments thereon.

The Land has a total site area of 524,464 square meters and was originally acquired for expansion of the Company’s in-house polysilicon production capacity. The Land and the attachments thereon have not been put into active use since the Company changed its plan with respect to in-house polysilicon production. The Company does not expect sale of the Land and the attachments thereon will have any negative impact on its business operation. The Company understands that the Reserve Centre’s decision to acquire the Land was in accordance with the local government’s plan to rezone the area where the Land is located for non-industrial use.

The aggregate purchase price that the Reserve Centre agreed to pay Fine Silicon for land use rights to the Land and the attachments thereon is RMB 588.2 million, which was agreed upon by both parties based on valuation reports issued by third-party appraisal firms. The Reserve Centre has paid to Fine Silicon RMB 500 million as of April 23rd, 2015. Remainder of the purchase price will be paid within 30 days after the Reserve Centre re-sells the land use rights to the Land to a third party.

“The purchase by the Reserve Centre of the land will benefit the local government’s plan to rezone the area for commercial use and strengthen our overall cash flow”, commented Mr. Miao Liansheng, Chairman and Chief Executive Officer of Yingli Green Energy. “It will also help us to fulfill our debt paying obligations.”

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is one of the world’s leading solar panel manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 10 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao

Vice President of Corporate Communications

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

E-mail: ir@yingli.com